VIA EDGAR and E-MAIL

March 24, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fairfax Financial Holdings Limited

Allied World Assurance Company Holdings, Ltd

Registration Statement on Form F-4 (File Nos. 333-285834 and 333-285834-01)

To Whom It May Concern:

On behalf of Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada, and Allied World Assurance Company Holdings, Ltd, an exempted company limited by shares incorporated under the laws of Bermuda, we hereby request that the U.S. Securities and Exchange Commission declare the Registration Statement effective as of 4:00 p.m., New York time, on Wednesday, March 26, 2025, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP at cbornhorst@torys.com or (212) 880-6047.

Sincerely,

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Amy Sherk
Name: Amy Sherk
Title: Vice President and Chief Financial Officer

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By:	/s/ Michael Cann
Name: Michael Cann
Title: Vice President, Bermuda Controller